Exhibit 100.2

Riverside County Sheriff’s Department Deploys Latest NICE Next Generation
9-1-1-ready Recording and Incident Intelligence Technology

Second largest Sheriff’s office in California, serving tenth largest US county, completes NICE upgrades at five sites

Hoboken, N.J., May 22, 2018 – NICE (Nasdaq: NICE) announced today that the Riverside County Sheriff’s Office, the second largest Sheriff’s Office in California has upgraded to the latest NICE Inform multimedia recording and incident intelligence technology as it transitions to an all IP environment in preparation for Next Generation 9-1-1. The NICE upgrades were recently deployed at five sites, including three dispatch centers, a training center, and a centralized records bureau which handles all warrant and record requests for the county.

Riverside County is one of the largest counties in the United States, both in terms of population and land area, and the Riverside County Sheriff's Department provides much of the region's law enforcement. Its three dispatch centers are a critical link between the community and patrol units in the field, handling over 1.8 million calls annually. Following the lead of California’s Next Generation 9-1-1 initiative, and to better serve the needs of its citizens, the Riverside County Sheriff’s Office recently replaced its aging 9-1-1 system with Motorola Solutions’ VESTA® NG9-1-1-ready call handling solution. This necessitated upgrading to the latest future-proof, NENA i3-compliant NICE Inform recording technology.

NICE Inform’s certified integration with VESTA means that the Sheriff’s Department can record its IP communications natively today, while equipping itself for a seamless transition to recording 9-1-1 SMS texts and other rich multimedia communications and data that will be available through NG9-1-1 in the future. The Riverside County Sheriff’s Office plans to deploy text-to-911 by year-end.

“As more and more Public Safety agencies across North America invest in Next Generation 9-1-1 call-taking technology, they need confidence that their multimedia recording solution can adapt and integrate into their IP environment and handle new modes of communication and multimedia data in the future,” said Chris Wooten, Executive Vice President, NICE. “NICE Inform was designed with exactly that in mind.”

NICE Inform captures, manages, and synchronizes multi-channel interactions between citizens, PSAPs and first responders, to provide a complete, true record of incidents. It assembles telephony and radio communications into an authentic incident timeline along with SMS 9-1-1 texts, CAD incident data, GIS, screen recordings, video and other multimedia, for comprehensive insight into the ‘who, what, when, where and why’ of incidents.

About the Riverside County Sheriff’s Department
The second largest Sheriff’s Office in California, the Riverside County Sheriff's Department serves the unincorporated areas of Riverside County, as well as several incorporated contract cities. Altogether, the Sheriff’s Department is responsible for policing nearly 1.4 million residents of the county’s 2.3 million population. The Riverside County Sheriff’s Communications Bureau is the critical link between the community and patrol units in the field. The Sheriff’s department maintains three dispatch centers in Riverside, Palm Desert, and Blythe, which handle over 1.8 million calls annually. The centers are responsible for dispatching patrol units to calls for service, and specialized units, such as HDT (Hazardous Device Team), SWAT (Special Weapons and Tactics). More information on the Riverside County Sheriff is available at: http://www.riversidesheriff.org/.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-44425, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.